                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


                           DISCOUNT AUTO PARTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  254642 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Gary I. Teblum, Esq.
                        Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 9, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 19 pages)

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  2 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FONTAINE INDUSTRIES LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,101,509
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,101,509
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,101,509
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  3 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER J. FONTAINE REVOCABLE TRUST
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA REVOCABLE TRUST
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,101,509
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,101,509
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,101,509
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  4 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER J. FONTAINE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION


          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,103,509
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,103,509
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,103,509
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  5 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GLENDEN ENTERPRISES LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  6 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GLENDA A. FONTAINE MARITAL TRUST
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA IRREVOCABLE TRUST
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  7 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DENIS L. FONTAINE FAMILY TRUST F/B/O GREGORY L. FONTAINE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA IRREVOCABLE TRUST
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  8 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DENIS L. FONTAINE FAMILY TRUST F/B/O/ JULIA A. FONTAINE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA IRREVOCABLE TRUST
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE  9 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DENIS L. FONTAINE FAMILY TRUST F/B/O CHRISTOPHER J. FONTAINE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA IRREVOCABLE TRUST
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 10 OF 19 PAGES
---------------------                                       -------------------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MERRITT A. GARDNER, AS TRUSTEE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          NOT APPLICABLE
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION


          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,975,914
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,975,914
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,975,914
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 11 OF 19 PAGES
---------------------                                       -------------------


         This Statement constitutes Amendment No.4 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Discount Auto Parts, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 6, 1994 by Fontaine Industries Limited Partnership ("Fontaine Industries"), the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually.

         2. Schedule 13D filed on January 6, 1994 by Fontaine Enterprises Limited Partnership ("Enterprises"), the Denis L. Fontaine Revocable Trust and Denis L. Fontaine, individually.

         3. Amendment No. 1 to Schedule 13D filed on July 25, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Denis L. Fontaine Trust, and Merritt A. Gardner, as trustee.

         4. Amendment No. 2 to Schedule 13D filed on September 8, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Denis L. Fontaine Family Trust F/B/O Gregory L. Fontaine, the Denis L. Fontaine Family Trust F/B/O Julie A. Fontaine and the Denis L. Fontaine Family Trust F/B/O Christopher J. Fontaine (collectively, the "Fontaine Children's Trusts") and Merritt
                  A. Gardner, as trustee.

         5. Amendment No. 3 to Schedule 13D filed on December 12, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts" and Merritt A. Gardner, as trustee.

         Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, each of the Fontaine Children's Trusts and Merritt A. Gardner, as trustee (the "Original Reporting Persons"), are filing this Statement together because at the time of the transactions described herein they may have been deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Change of Name by Enterprises.
         ------------------------------

         On May 10, 2000, the legal name of Enterprises was changed to Glenden Enterprises Limited Partnership. Hereinafter the term Enterprises may be used alternatively to refer to the partnership as constituted either before or after the name change.

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 12 OF 19 PAGES
---------------------                                       -------------------


         Resignation as Trustee of Certain Trusts by Peter J. Fontaine.
         --------------------------------------------------------------

         Effective as of March 9, 2001, Peter J. Fontaine resigned as trustee of the Glenda A. Fontaine Marital Trust and each of the Children's Trusts. Effective upon this resignation, Peter J. Fontaine ceased to have any sole or shared voting and/or dispositive power with respect to any of the Common Stock of the Issuer then held by Enterprises. In addition, as a result of such resignation by Peter J. Fontaine, the Original Reporting Persons effectively dissolved any "group" they may have previously collectively been deemed to have with respect to the Common Stock of the Issuer. However, the parties comprising the Original Reporting Persons may be deemed in the future to comprise two new, separate "groups," within the meaning of Section 13(d)(3) of the Exchange Act, as follows: (1) Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, individually and as trustee, may be deemed to constitute one group (the "Peter Fontaine Persons"), and (2) Enterprises, the Glenda A. Fontaine Marital Trust, each of the Fontaine Children's Trusts and Merritt A. Gardner, as trustee, may be deemed to constitute a separate and distinct second group (the "Enterprises Persons"). The Peter Fontaine Persons and the Enterprises Persons will each act independently from the other for the purpose of acquiring, holding, voting, or disposing of any of the Common Stock of the Issuer.

         The Schedule 13D of which this Amendment No. 4 is a part shall be considered to be and shall constitute, as of the date of filing of this Amendment No. 4 both (1) a Schedule 13D filing for the Peter Fontaine Persons and (2) a separate Schedule 13D filing for the Enterprises Persons. It is expected that the parties comprising the Peter Fontaine Persons, on the one hand, and the parties comprising the Enterprises Persons, on the other hand, will satisfy any future filing obligations under Section 13 of the Exchange Act by filing further amendments to this Schedule 13D in their respective separate capacities as separate deemed "groups."

         Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, each of the Fontaine Children's Trusts, and Merritt A. Gardner, as trustee, each jointly amends information with respect to the items set forth below:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The 100,000 shares purchased by Peter J. Fontaine on November 1, 1996 were purchased for $21.75 per share (or an aggregate of $2,175,000). Mr. Fontaine used personal funds to make this purchase. The 50,000 shares purchased by Peter J. Fontaine on April 23, 1997 were purchased for $16.00 per share (or an aggregate of $800,000). Mr. Fontaine also used personal funds to make this purchase. The 50,000 shares were purchased by Peter J. Fontaine from Enterprises.

         The 100,000 shares purchased by Fontaine Industries from Enterprises on December 20, 1999 were purchased for $13.875 per share (or an aggregate of $1,387,500). The 15,000 shares purchased by Fontaine Industries from Denis L. Fontaine Foundation on December 20, 1999 were purchased

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 13 OF 19 PAGES
---------------------                                       -------------------


for $13.875 per share (or an aggregate of $208,125). Both December 1999 purchases by Fontaine Industries were funded by cash on hand or by sales of other securities.

         This item is not applicable to the other transactions reported pursuant to this Schedule 13D Amendment. See "Purpose of Transaction."

ITEM 4.  PURPOSE OF TRANSACTION.

TRANSACTIONS BY PETER J. FONTAINE:

         Purchases, Sales and Transfers of Shares.
         -----------------------------------------

         On November 1, 1996, Peter J. Fontaine purchased 100,000 shares of the Common Stock of the Issuer for a total consideration of $2,175,000.

         On January 30, 1997, Peter J. Fontaine contributed directly and through the Peter J. Fontaine Revocable Trust an aggregate of 100,000 additional shares of the Common Stock of the Issuer to Fontaine Industries.

         On April 23, 1997, Peter J. Fontaine purchased from Enterprises 50,000 shares of the Common Stock of the Issuer for a total consideration of $800,000.

         On August 22, 1997, Peter J. Fontaine, directly and through the Peter
J. Fontaine Revocable Trust, acquired direct ownership of an additional 11,099 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On August 22, 1997, following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of an additional 11,099 shares of the Common Stock of the Issuer, Peter J. Fontaine made several separate gifts aggregating a total of 11,099 shares of Common Stock of the Issuer to various members of his family.

         On December 10, 1997, Peter J. Fontaine contributed directly and through the Peter J. Fontaine Revocable Trust an aggregate of 50,000 additional shares of Common Stock of the Issuer to Fontaine Industries. On that same day, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of an additional 98,474 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On December 11, 1997, Peter J. Fontaine gifted 98,474 shares of the Common Stock of the Issuer to The Peter J. Fontaine Foundation, Inc. a private foundation organized for charitable purposes under the Internal Revenue Code.

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 14 OF 19 PAGES
---------------------                                       -------------------

         On December 3, 1998, Peter J. Fontaine, directly and through the Peter
J. Fontaine Revocable Trust, acquired direct ownership of an additional 8,492 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On December 3, 1998, following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of an additional 8,492 shares of the Common Stock of the Issuer, Peter J. Fontaine made several separate gifts aggregating a total of 8,492 shares of Common Stock of the Issuer to various members of his family.

         On December 20, 1999, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of an additional 15,895 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On December 20, 1999 following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of an additional 15,895 shares of the Common Stock of the Issuer, Peter J. Fontaine made several separate gifts aggregating a total of 15,895 shares of Common Stock of the Issuer to various members of his family.

         On December 19, 2000, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of an additional 38,885 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On December 19, 2000 following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of an additional 38,885 shares of the Common Stock of the Issuer, Peter J. Fontaine made several separate gifts aggregating a total of 38,885 shares of Common Stock of the Issuer to various members of his family.

         Resignation as Trustee of Certain Trusts by Peter J. Fontaine.
         --------------------------------------------------------------

         Effective as of March 9, 2001, Peter J. Fontaine resigned as trustee of the Glenda A. Fontaine Marital Trust and each of the Children's Trusts. Effective upon this resignation, Peter J. Fontaine ceased to have any sole or shared voting and/or dispositive power with respect to any of the Common Stock of the Issuer then held by Enterprises.

TRANSACTIONS BY FONTAINE INDUSTRIES:

         Fontaine Industries was formed to facilitate investment activities for its partners, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually. Insofar as the Common Stock of the Issuer is concerned, Fontaine Industries acquired and continues to hold the Common Stock of the Issuer as an equity investment, as did the Peter J. Fontaine Revocable Trust and Peter J. Fontaine prior to their contributions of the Common Stock to Fontaine Industries.

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 15 OF 19 PAGES
---------------------                                       -------------------


         Fontaine Industries or any of its partners may from time to time in the future acquire additional securities of the Issuer, including shares of the Common Stock. In addition, from time to time in the future, Fontaine Industries and any of its partners may dispose of securities of the Issuer, including shares of the Common Stock. Except as noted otherwise in this section, at the present time, Fontaine Industries and its partners have no independent plans or proposals of the type specified in paragraphs (a) through (j) of Item 4 of the
Schedule 13D Instructions.

         Transfers of Shares.
         --------------------

         On January 30, 1997, Fontaine Industries received from Peter J. Fontaine and the Peter J. Fontaine Revocable Trust a contribution of 100,000 additional shares of the Common Stock of the Issuer.

         On August 22, 1997, Fontaine Industries made a partnership distribution of 11,099 shares of its Common Stock of the Issuer ultimately to Peter J. Fontaine.

         On December 10, 1997, Fontaine Industries made a partnership distribution of an additional 98,474 shares of Common Stock of the Issuer ultimately to Peter J. Fontaine.

         On December 10, 1997, Fontaine Industries received from Peter J. Fontaine and the Peter J. Fontaine Revocable Trust a contribution of 50,000 additional shares of the Common Stock of the Issuer.

         On December 3, 1998, Fontaine Industries made a partnership distribution of 8,492 shares of its Common Stock of the Issuer ultimately to Peter J. Fontaine.

         On December 20, 1999, Fontaine Industries purchased from Enterprises 100,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $1,387,500.

         On December 20, 1999, Fontaine Industries purchased 15,000 shares of the Common Stock of the Issuer from the Denis L. Fontaine Foundation for an aggregate purchase price of $208,125.

         On December 20, 1999, Fontaine Industries made a partnership distribution of 15,895 shares of its Common Stock of the Issuer ultimately to Peter J. Fontaine.

         On December 19, 2000, Fontaine Industries made a partnership distribution of 38,885 shares of its Common Stock of the Issuer ultimately to Peter J. Fontaine.

         Intentions.
         -----------

         The intentions of Fontaine Industries, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually, with respect to any or all of the remaining Common Stock of the Issuer may change at any time in the future, or from time to time in the future. It is possible that in the future,

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 16 OF 19 PAGES
---------------------                                       -------------------


or from time to time in the future, Fontaine Industries, the Peter J. Fontaine Revocable Trust or Peter J. Fontaine may independently develop and implement or engage in one or more of the transactions of the type specified in paragraphs
(a) through (j) of Item 4 of the Schedule 13D Instructions in addition to those transactions which may arise in connection with Peter J. Fontaine's current regular and customary service as an executive officer and director of the Issuer.

TRANSACTIONS BY ENTERPRISES:

         Enterprises was formed to facilitate investment activities for its partners, initially being the Denis L. Fontaine Revocable Trust and Denis L. Fontaine, and currently the Glenda A. Fontaine Marital Trust and the Fontaine Children's Trusts. Insofar as the Common Stock of the Issuer is concerned, Enterprises acquired and continues to hold the Common Stock of the Issuer as an equity investment, as did the Denis L. Fontaine Revocable Trust and Denis L. Fontaine prior to their contributions of the Common Stock to Enterprises.

         Enterprises or any of its partners may from time to time in the future acquire additional securities of the Issuer, including shares of the Common Stock. In addition, from time to time in the future, Enterprises and any of its partners may dispose of securities of the Issuer, including shares of the Common Stock. Except as noted otherwise in this section, at the present time Enterprises and its partners have no independent plans or proposals of the type specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D Instructions.

         Sales of Shares.
         ----------------

         On April 23, 1997, Enterprises sold 100,000 shares of the Common Stock of the Issuer for a total consideration of $1,600,000. Of the shares sold, 50,000 shares were purchased by Peter J. Fontaine.

         On March 26, 1998, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $2,334,800.

         On July 8 and 9, 1998, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $2,600,000.

         On December 18, 21 and 22, 1998, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $2,060,782.

         On March 31, 1999, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $2,150,000.

         On July 15, 16, and 20, 1999, Enterprises sold an additional 6,800 shares of the Common Stock of the Issuer for a total consideration of $157,800.

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 17 OF 19 PAGES
---------------------                                       -------------------


         On September 28 and 29 and October 1, 1999, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $1,574,192.

         On December 20, 1999, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer to Fontaine Industries for a total consideration of $1,387,500.

         On July 27, 28, and 31, 2000, Enterprises sold an additional 100,000 shares of the Common Stock of the Issuer for a total consideration of $838,356.

         On October 12, 13, 16, 17, and 18, 2000, Enterprises sold an additional 66,950 shares of the Common Stock of the Issuer for a total consideration of $430,237.

         Intentions.
         -----------

         The intentions of Enterprises, Merritt A. Gardner as the trustee of the Glenda A. Fontaine Marital Trust, and Merritt A. Gardner as the trustee of each of the Fontaine Children's Trusts, with respect to any or all of the remaining Common Stock of the Issuer held by them, respectively, may change at any time in the future, or from time to time in the future. It is possible that in the future, or from time to time in the future, Enterprises, Merritt A. Gardner as the trustee of the Glenda A. Fontaine Marital Trust, and Merritt A. Gardner as the trustee of each of the Fontaine Children's Trusts,, may independently develop and implement or engage in one or more of the transactions of the type specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D Instructions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Fontaine Industries is currently the record owner of 4,101,509 shares of Common Stock. The Peter J. Fontaine Revocable Trust and Peter J. Fontaine individually and as trustee may each be deemed to beneficially own all 4,101,509 shares of Common Stock held by Fontaine Industries. In addition to the shares of Common Stock held by Fontaine Industries, Peter J. Fontaine may be deemed to beneficially own 1,000 shares of Common Stock held by Peter J. Fontaine's wife and 1,000 shares of Common Stock held by Peter J. Fontaine's daughter. Such shares together with the shares of Common Stock held by Fontaine Industries represented 24.6% of the total outstanding shares of the Common Stock of the Issuer as of March 16, 2001.

         Enterprises is currently the record owner of 2,975,914 shares of Common Stock. Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee, may each be deemed to beneficially own all 2,975,914 shares of Common Stock held by Enterprises. Such shares represented 17.80% of the total outstanding shares of the Common Stock of the Issuer as of March 16, 2001.

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 18 OF 19 PAGES
---------------------                                       -------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2001


FONTAINE INDUSTRIES LIMITED PARTNERSHIP

By:      Peter J. Fontaine Revocable Trust,
         General Partner


         By:      /s/ Peter J. Fontaine
            --------------------------------------------------
                  Peter J. Fontaine, Trustee


PETER J. FONTAINE REVOCABLE TRUST

By:      /s/ Peter J. Fontaine
   -----------------------------------------------------------
         Peter J. Fontaine, Trustee

         /s/ Peter J. Fontaine
   -----------------------------------------------------------
         Peter J. Fontaine, individually


GLENDEN ENTERPRISES LIMITED PARTNERSHIP

By:      Glenda A. Fontaine Marital Trust,
         General Partner


         By:      /s/ Merritt A. Gardner
            --------------------------------------------------
                  Merritt A. Gardner, Trustee

---------------------                                       -------------------
CUSIP NO. 254642 10 1              SCHEDULE 13D             PAGE 19 OF 19 PAGES
---------------------                                       -------------------


GLENDA A. FONTAINE MARITAL TRUST


By:      /s/ Merritt A. Gardner
   -----------------------------------------------------------
         Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST
  F/B/O GREGORY L. FONTAINE


By:      /s/ Merritt A. Gardner
   -----------------------------------------------------------
         Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST
  F/B/O JULIE A. FONTAINE


By:      /s/ Merritt A. Gardner
   -----------------------------------------------------------
         Merritt A. Gardner, Trustee

DENIS L. FONTAINE FAMILY TRUST
  F/B/O CHRISTOPHER J. FONTAINE


By:      /s/ Merritt A. Gardner
   -----------------------------------------------------------
         Merritt A. Gardner, Trustee